Exhibit 2.1

Share Transfer Agreement

WHEREAS, Chongqing Hai Lai Technology Education Development Co., Ltd. is a limited liability company incorporated in Chongqing City (hereinafter the “Target Company”). The Target Company invested and established Foreign Trade and Business College of Chongqing Normal University (hereinafter “FTBC”), and owned the relevant interests and rights in FTBC pursuant to Cooperation School Running Agreement dated as of October 25, 2003.

WHEREAS, Chongqing Chaosheng Education and Investment Co., Ltd. (hereinafter the “Transferor”) holds 20 percent of equity interests in the Target Company.

WHEREAS, Yupei Information Technology (Shanghai) Co., Ltd. (hereinafter the “Transferee”), as the leading satellite communication service provider, long distance education service provider and education resource provider, has owned 80 percent of the equity interests in the Target Company. It intended to acquire the Transferor’s 20 percent of equity interests in the Target Company, in order to reach the end of holding 100 percent of equity interests in the Target Company.

The Transferor and the Transferee, through friendly negotiations, hereby agree as follows:

Article 1 Parties
1.1	Transferor: Chongqing Chaosheng Education and Investment Co., Ltd.
Legal Representative: Xu Hung
Title: Chairman

1.2	Transferee: Yupei Information Technology (Shanghai) Co., Ltd.
Legal Representative: Ron Chan Tze Ngon
Title: Chairman

Article 2 Definition
2.1	Except as otherwise provided in the agreement, the terms are defined as below:

Target Company: Chongqing Hai Lai Technology Education Development Co., Ltd.

FTBC: Foreign Trade and Business College of Chongqing Normal University

Share Transfer: the share transfer stipulated in Article 3.

Auditor:
The Auditor retained by the Transferor and is acceptable to the Transferee, and conduct the auditing in accordance with the Generally Accepted Accounting Principles in the United States (US GAAP), in the other words, an accounting firm

Date of Audit: June 30, 2009

University Operation Cooperative Agreement: the agreement by and between the Target Company and Chongqing Normal University, dated October 25, 2003

Target: the Target Company and FTBC

Laws and regulations: the applicable laws, regulation, rules, judicial interpretations, local regulations, and other rules that are legally effective from time to time in the People’s Republic Of China.

Article 3 Share Transfer
3.1
The Transferor agrees to transfer its 20 percent of equity interests in the Target Company to the Transferee in accordance with the terms stipulated in this agreement. The Transferee agrees to assume the aforesaid shares from the Transferor in accordance with the terms stipulated in this agreement.

The Transferee shall become the holder of 100 percent of equity interests in the Target Company after the Share Transfer.

3.2
Both parties agree that the Share Transfer shall include the total cumulative undistributed profits related to the transferred shares in the Target Company (if any), and all of other incidental rights and interests.

Article 4 Payment of Share Transfer
4.1	Both parties agree that the price of every 1 percent of the Share Transfer under this agreement is RMB6,750,000. The total amount of the Share Transfer is RMB135,000,000.

4.2
Within 10 business days after the agreement becomes effective, the Transferee shall pay 50% of the total amount of the Share Transfer specified in the preceding provision (RMB67,500,000) to the bank account designed by the Transferor in the other written instruction. Within five business days upon the completion of the industrial and commercial alteration registration, the Transferee shall pay the Transferor 50 percent of the total amount of the Share Transfer (RMB67,500,000.)

4.3
The Transferor shall file tax report in regard to the proceeds obtained from the Share Transfer. Other taxes related to the Share Transfer shall be assumed by the Transferor and the Transferee on their own in accordance with laws.

4.4	The payment obligation of the Transferee under Article 4.2 shall be performed after the following conditions are satisfied:

4.4.1	The shareholder meeting of Target Company has approved the Share Transfer, and other shareholders of the Target Company have declared not to exercise their preemptive rights;

4.4.2	All of the governmental approvals, authorizations or registrations necessary for the Share Transfer under this agreement have been consummated or obtained;

4.4.3
The Transferor has urged the other shareholders of the Target Company and the Transferee to execute an amendment to the articles of association of the Target Company, and the amendment shall be acceptable to the Transferee;

4.4.4	The auditor, has in accordance with U.S. GAAP rendered an audit report containing an standard unqualified opinion on the Target of the year 2006 and January to June of the year 2009.

Article 5 Representations and Warranties of Transferor

Subject to the exceptions set forth in the Disclosure Schedule, with regard to matters related to the Share Transfer, the Transferor hereby represents and warranties as follows:

5.1
The Target Company is a duly incorporated limited liability company under the laws of the People’s Republic of China. FTBC is a private college established and approved by the Ministry of Education. Its establishment has obtained all necessary approvals and permissions from the government. Since being incorporated, the Target Company and Hai Yuan Company have passed the industrial and commercial examinations in every year. FTBC has passed the annual examination by the educational authority and the civil authority. The Target is validly existing.

5.2	The Transferor legally owns the shares intended to be transferred under the agreement, and has the complete right and authority to transfer such shares on its own.

5.3
The shareholders and the founder of the Target have fully performed its obligation of capital contributions to the Target, or have paid the relevant considerations for obtaining the equity interests or interests/ rights in the Target. The Transferor, during the period being the shareholder, did not violate laws to withdraw its capital contributions or transfer assets of the Target.

5.4
To transfer its shares of the Target Company, the Transferor has complied with the procedure set forth in the articles of association. The shareholder meeting of the Target Company has unanimously agreed to transfer shares to the Transferee. The Transferor warrants to provide the Transferee with the resolution of the shareholder meeting.

5.5
The financial statements and accounting records provided by the Transferor to the auditor designed by the Transferee shall be true and complete financial records, and shall fairly reflect the financial condition of the Target and the result of business operations in the relevant period. No material adverse changes of the Target have occurred since the date of audit.

5.6
Except for the interests, to which Chonging Normal University is entitled in accordance with the Cooperation School Running Agreement and the laws, the Target Company shall own the rest of the interests in FTBC;

The Target has listed all of the use rights of lands and housing properties, which include all of the lands and housing properties within FTBC. Subject to exceptions set forth in the Disclosure Schedule, the Target owns entire use rights of lands and ownership of the aforesaid lands and housing properties, or holds legal use rights if they are leased. No third parties have ownerships, co-ownerships, rights of possessions, mortgages, pledges, rights to lien, or other security interests.

5.7
The Transferor does not grant any mortgage, pledge or similar security interests on the shares intended to be transferred for any third party’s interests, or to any third part. The Target does not provide any third party with guarantees, mortgages, pledges or any other forms constituting guarantees for any person (including the Transferor.)

5.8	The Transferor’s execution of this agreement does not violate any agreement or contract by and between any third party, or any legally binding covenant.

5.9	Special representations and warranties related to FTBC:

(1)
FTBC is legally established and existing in accordance with laws of the People’s Republic of China, and is a private non-corporate legal entity. It is entitled to recruit students and run schools. The level is college.

(2)	FTBC is a private school requesting for reasonable returns.

(3)
FTBC has obtained, held and completed all necessary governmental permissions, approvals, registrations, and/ or reporting procedures for developing its current business, including but not limited to running schools, recruiting students and receiving tuitions.

5.10
Any documents or information related to this agreement provided by the Transferor shall be true, complete and accurate in all respects, and no material falseness, omissions and misleading information exist.

Article 6 Representations and Warranties of the Transferee

The Transferee represents and warrants as below:

6.1	The Transferee is a duly incorporated company under the laws of the People’s Republic of China. It owns the complete capacity to acquire the shares in its own name.

6.2	The Transferee will complete the necessary internal approval procedure and the disclosure obligations required by laws after the execution of the agreement.

6.3
The Transferee will provide with assistance in regard to the alteration registration of the Share Transfer under this agreement. Such assistance includes to provide with necessary documents and information.

Article 7 Transfer and Handover
7.1	Accounting Materials and Chops

The Transferor shall transfer and convey all original material financial records, accounting books and materials stipulated in Article 5.5, and the Target’ s common chops, financial chops and chops for contracts (if any), an other chops to the Transferee within 15 days after the agreement becomes effective. The Transferee is entitled to review and examine the authenticity and integrity of the aforesaid transferred materials, and executed the certificate of handover after no falseness is found by the examination.

7.2	Personnel
The transferor shall provide the Transferee with the complete list of all current employees of the Target (including permanent and temporary employees). The Transferee agrees to continually employ the employees of the Target after the acquisition under this agreement is consummated.

7.3	Business Handover
After the execution of the agreement, the Transferor shall provide the Transferee with all unconcluded business (including purchases and sales, investments, leases, constructions, guarantees and all types of contracts and agreements), and together with the business transaction agreements, transaction receipts, correspondences and other relevant materials, so that the continuity of the business of the Target may remain after the completion of the Share Transfer.

7.4	Closing of Share Transfer
Within five business days after the 1st period payment set forth in the Article 4.2 has been completely paid, the Transferor and the Transferee shall conduct the alteration registration procedure with the registration authority the, with which the Target Company registered to record the Transferee as the shareholder of the 20% of equity interests on the Target Company’s shareholder list. Each party agrees that it shall urge the Target Company’s shareholder meeting to approve the Share Transfer under this agreement, to elect directors and supervisors, and to make relevant amendment to the articles of association of the Target Company, and to complete all necessary legal procedure of the industrial and commercial alteration registration.

7.5	Consolidated Financial Statement
After the Transferee validly acquires the transferred shares, the Transferee is entitled to immediately consolidate the financial statements of the Target Company and FTBC to its financial statements as its subsidiaries.

Article 8 Omitted

Article 9 No Competition
9.1
The Transferor shall guarantee that it and its related parties shall not engage in any business that competes with the business of FTBC (except for obtaining the written consent of the Transferee.) The related party in this article refers to any natural person, company, corporation or other entity, which is not the Target, and directly or indirectly controlled by the Transferor, or which directly or indirectly controls the Transferor, or which is, together with the Transferor, directly or indirectly controlled by others.

Article 10 Breach and Compensation
10.1	In the event the Transferee cannot pay the payment stipulated in Article 4, the Transferee shall pay the Transferor the penalty that is 0.3‰/ day of the deferral amount.

10.2	If any of the following events occurs, it is deemed that the Transferor breaches the agreement:
(1)	Causes the rights acquired in accordance with the agreement by the Transferee void, cancelable or incomplete:
A. The equity interests the transferor holds is imperfect;
B. The validity of the Target Company’s shareholder meeting resolution that approves the Share Transfer or other similar documents is imperfect, or
C. Due to the acts or omissions of the Transferor;
(2)
The Transferor cannot complete all approval procedures or registration procedures within the time frame this agreement stipulated, and after the Transferee grants the Transferor a grace period, the Transferor still cannot consummate the procedures.

(3)	The Transferor’s representations and warranties made under this agreement (including the appendixes or relevant documents) are untrue, or there is material omission or misleading information.

10.3	In the event the Transferor breaches this agreement, the Transferee is entitled to adopt one or more of compensations listed below:
(1)
Temporarily ceases to perform its obligations, and starts to perform its obligations after the Transferor’s breach ends. The Transferee’s temporary non performance in accordance with this item shall not constitute the non-performance or deferring performance.

(2)	Unilaterally cancels the agreement by written notice. The cancellation notice becomes effective from the date of sending notice;
(3)	Requests the Transferor to return the paid transfer amount;
(4)	Requests the Transferor to compensate the cost and expenses incurred arising from and in connection with the agreement;
(5)	Requests the Transferor to compensate all of losses of the Transferee.

10.4
The compensations and the rights the Transferee obtains under this agreement does not preclude the Transferee to acquire other rights and compensations, to which it is entitled in accordance with laws.

Article 11 Effectiveness, Alteration, Cancellation and Termination
11.1	The agreement becomes effective after both parties sign and seal on the agreement.

11.2
Except as otherwise provided in the agreement that the parties has right to unilaterally cancel the agreement, any alteration or cancellation of the agreement shall become effective after both parties execute a written agreement.

11.3
The cancellation of this agreement does not affect rights the other party had acquired before the cancellation. In the event either party’s loss is caused by the other party’s unilateral alter or cancel this agreement, except as otherwise provided in this agreement or in laws that its liability can be waived, the obligor shall be responsible for the compensation.

Article 12	Notice and Delivery
Article 13	Dispute Resolution
Article 14	Title
Article 15	Waiver
Article 16	Confidentiality
Article 17	Miscellaneous

Transferor:
Chongqing Chaosheng Education and Investment Co., Ltd.
Legal Representative/ Authorized Person:
/s/ Xu Hung
Xu Hung

Date: August 11, 2009

Transferee:
Yupei Information Technology (Shanghai) Co., Ltd.
Legal Representative/ Authorized Person:
/s/ Ron Chan Tze Ngon
Ron Chan Tze Ngon

Date: August 11, 2009